UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

4 May 2018
Pearson plc
(the "Company")

Results of Annual General Meeting 2018

Pearson plc held its annual general meeting at 12 noon today.  All resolutions set out in the Company's Notice of Annual General Meeting dated 28 March 2018 were proposed and approved on a poll.

The table below shows the results of the poll for each resolution.  The Company's issued share capital on 4 May 2018 was 780,668,607 ordinary shares of 25p each. The proportion of the Company's issued share capital represented by those votes cast is approximately 80%.

	Resolution	For and Discretionary	% votes cast For and Discretionary	Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted	Withheld/ Abstentions*
1	To receive the 2017 report and accounts	631,698,774	99.92	485,988	0.08	632,184,762	80.98%	93,270
2	To declare a final dividend	632,118,046	99.98	99,332	0.02	632,217,378	80.98%	60,972
3	To elect Michael Lynton	542,765,561	86.61	83,903,973	13.39	626,669,534	80.27%	5,610,177
4	To re-elect Elizabeth Corley	542,096,380	86.47	84,843,865	13.53	626,940,245	80.31%	5,339,460
5	To re-elect Vivienne Cox	548,476,707	86.79	83,510,499	13.21	631,987,206	80.95%	292,505
6	To re-elect John Fallon	631,298,336	99.86	897,098	0.14	632,195,434	80.98%	84,277
7	To re-elect Josh Lewis	630,500,958	99.77	1,478,864	0.23	631,979,822	80.95%	299,889
8	To re-elect Linda Lorimer	631,888,830	99.96	250,612	0.04	632,139,442	80.97%	140,069
9	To re-elect Tim Score	541,958,565	85.75	90,026,449	14.25	631,985,014	80.95%	294,697
10	To re-elect Sidney Taurel	629,702,012	99.70	1,911,893	0.30	631,613,905	80.91%	665,706
11	To re-elect Lincoln Wallen	631,515,844	99.90	608,431	0.10	632,124,275	80.97%	155,336
12	To re-elect Coram Williams	630,495,252	99.73	1,704,827	0.27	632,200,079	80.98%	79,950
13	To approve the annual remuneration report	622,728,372	99.36	4,001,793	0.64	626,730,165	80.28%	5,547,864
14	To re-appoint the auditors	591,924,864	93.63	40,283,584	6.37	632,208,448	80.98%	71,580
15	To determine the remuneration of the auditors	626,072,509	99.03	6,101,992	0.97	632,174,501	80.98%	105,528
16	To authorise the company to allot ordinary shares	530,339,090	83.89	101,863,480	16.11	632,202,570	80.98%	77,459
17	To waive the pre-emption rights	549,095,053	86.87	82,969,806	13.13	632,064,859	80.96%	206,940
18	To waive the pre-emption rights - additional percentage	510,793,950	80.81	121,268,537	19.19	632,062,487	80.96%	209,312
19	To authorise the company to purchase its own shares	625,283,866	98.91	6,882,064	1.09	632,165,930	80.98%	105,869
20	To approve the holding of general meetings on 14 clear days' notice	608,785,459	96.70	20,755,052	3.30	629,540,511	80.64%	2,728,105

* Votes withheld are not legal votes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 04 May 2018
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary